Exhibit 4.2

SECOND SUPPLEMENT TO THE FOURTH SUPPLEMENTAL INDENTURE

THIS SECOND SUPPLEMENT TO THE FOURTH SUPPLEMENTAL INDENTURE (this “Supplemental Indenture”) is made this 18th day of May, 2010, by and between OMNICARE, INC., a Delaware corporation (the “Company”) and U.S. BANK NATIONAL ASSOCIATION (as successor to SunTrust Bank) (the “Trustee”).

WHEREAS, the Company has issued its 6.75% Senior Subordinated Notes due 2013 in the original aggregate principal amount of $225,000,000 (herein the “Notes”).

WHEREAS, the Company has heretofore executed and delivered to the Trustee an indenture, dated as of June 13, 2003 (the “Base Indenture”), as supplemented by the Fourth Supplemental Indenture, dated as of December 15, 2005 (the “Fourth Supplemental Indenture”), and as further amended by the First Supplement to the Fourth Supplemental Indenture, dated as of April 16, 2007 among the Company, the Guaranteeing Subsidiaries named therein and the Trustee (together with the Base Indenture and the Fourth Supplemental Indenture, the “Indenture”), pursuant to which the Notes were issued.

WHEREAS, pursuant to its offer to purchase and consent solicitation statement dated May 3, 2010, (the “Offer to Purchase”) the Company commenced a tender offer for any and all of the outstanding Notes (the “Tender Offer”) and solicited the consents of the holders of the Notes to the Proposed Amendments (the “Consent Solicitation”).

WHEREAS, the approval of the holders of at least a majority in aggregate principal amount of the Notes outstanding (not including any Notes owned by the Company or any subsidiary guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any subsidiary guarantor) is sufficient to amend the terms of the Indenture as set forth herein.

WHEREAS, having received the approval of the holders of at least a majority in aggregate principal amount of the Notes outstanding (not including any Notes owned by the Company or any subsidiary guarantor, or by any Person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any subsidiary guarantor) pursuant to Section 9.02 of the Base Indenture, the Company and the Trustee desire to amend the Fourth Supplemental Indenture, as provided hereinafter.

WHEREAS, all things necessary to make this Supplemental Indenture the legal, valid and binding obligation of the Company, upon its execution hereof, have been done.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained in this Supplemental Indenture, the parties agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Notes:

Section 1. Capitalized Terms. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

Section 2. Amendments to the Indenture. The Fourth Supplemental Indenture is hereby amended as follows:

(a) Section 1.01 Definitions; “Unrestricted Subsidiary.”

The definition of “Unrestricted Subsidiary” in Section 1.01 of the Fourth Supplemental Indenture is deleted in its entirety and replaced with the following:

““Unrestricted Subsidiary” means any Subsidiary of the Company identified as an Unrestricted Subsidiary in Schedule 1 attached to this Indenture or any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution.

In addition, any Subsidiary that constitutes a special purpose entity formed for the primary purpose of financing receivables or for the primary purpose of issuing trust preferred or similar securities in connection with a transaction permitted under Section 4.03, shall be an Unrestricted Subsidiary.

Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary after the date of this Indenture will be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation.”

(b) Each of the following sections of the Indenture is deleted in its entirety and replaced with “Intentionally Omitted”:

Section 3.03	Offer to Purchase by Application of Excess Proceeds.
Section 4.01	Restricted Payments.
Section 4.02	Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.
Section 4.03	Incurrence of Indebtedness and Issuance of Preferred Stock.
Section 4.04	Asset Sales.
Section 4.05	Transactions with Affiliates.
Section 4.06	Liens.
Section 4.07	Offer to Repurchase upon Change of Control.
Section 4.08	No Senior Subordinated Debt.
Section 4.09	Additional Note Guarantees.
Section 4.10	Activities of Purchasing.
Section 4.11	Designation of Restricted and Unrestricted Subsidiaries.
Section 4.13	Reports.

(c) Article IV Additional Covenants.

The first paragraph of Article IV of the Fourth Supplemental Indenture is deleted in its entirety and replaced with the following:

“The Notes shall not be subject to the covenants set forth in Sections 4.03, 4.04, and 4.06 of the Base Indenture. In addition to the other covenants set forth in Article 4 of the Base Indenture, the Notes shall be subject to the additional covenants set forth in this Article IV:”

(d) Section 5.01 Merger, Consolidation or Sale of Assets.

Section 5.01 of the Fourth Supplemental Indenture is deleted in its entirety and replaced with:

“The Company shall not, directly or indirectly: (1) consolidate or merge with or into another Person (whether or not the Company is the surviving corporation); or (2) sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of the Company and its Restricted Subsidiaries taken as a whole, in one or more related transactions, to another Person; unless:

(a) either: (i) the Company is the surviving corporation; or (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, conveyance or other disposition has been made is a corporation organized or existing under the laws of the United States, any state of the United States or the District of Columbia;

(b) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance or other disposition has been made assumes all the obligations of the Company under the Notes, this Indenture and the Registration Rights Agreement pursuant to agreements reasonably satisfactory to the Trustee;

(c) Intentionally Omitted; and

(d) Intentionally Omitted.

This Section 5.01 will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any of the Guarantors.”

(e) Section 6.01 Events of Default.

Section 6.01 of the Fourth Supplemental Indenture is deleted in its entirety and replaced with:

“An “Event of Default” occurs if:

(a) the Company defaults in the payment when due of interest on the Notes and such default continues for a period of 30 days, whether or not such payment is prohibited by Article 11 of the Base Indenture;

(b) the Company defaults in the payment when due of principal of or premium, if any, on the Notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise, whether or not such payment is prohibited by Article 11 of the Base Indenture;

(c) the Company or any of its Restricted Subsidiaries fails to comply with any of the provisions of Section 5.01 of this Fourth Supplemental Indenture;

(d) the Company or any of its Restricted Subsidiaries fails to observe or perform any other covenant or other agreement in the Indenture or the Notes for 60 days after notice to the Company by the Trustee or the Holders of at least 25% in aggregate principal amount of the Notes then outstanding voting as a single class;

(e) Intentionally Omitted;

(f) Intentionally Omitted;

(g) Intentionally Omitted;

(h) Intentionally Omitted; or

(i) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any final, non-appealable judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Subsidiary Guarantee (unless such Guarantor could be designated as an Excluded Subsidiary).

A Default under clause (d) is not an Event of Default in respect of the Notes until the Trustee or the Holders of at least 25% in principal amount of the notes then outstanding notify the Company of the Default and the Company does not cure such default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default”.”

Section 9.01 Applicability of Certain Provisions.

Section 9.01 of the Fourth Supplemental Indenture is deleted in its entirety and replaced with:

“The Notes shall be subject to Article 8 of the Base Indenture, except that:

(a) the portions of the Indenture from which the Company and the Guarantors shall be released upon Covenant Defeasance pursuant to Section 8.03 of the Base Indenture shall, in addition to Section 4.06 and Article 12 of the Base Indenture, also include Sections 3.03 and 4.01 through 4.11 and Articles V and X of this Fourth Supplemental Indenture, and shall not include Article 5 of the Base Indenture;

(b) the provisions of the Indenture which, upon Covenant Defeasance, shall not constitute Events of Default shall include Sections 6.01(c), (d), (e), (f) and (i) of this Fourth Supplemental Indenture and shall not include Sections 6.01(c), (d) and (g) of the Base Indenture;

(c) Intentionally Omitted; and

(d) the Notes shall not be subject to Section 8.04(b) or (c) of the Base Indenture.”

Section 3. Related Definitions and References. Pursuant to the Proposed Amendments, all definitions used exclusively in, and all references to, the deleted Sections of the Indenture set forth in Section 2 above are also deleted in their entirety.

Section 4. Notification to Holders. The Company shall mail to the Holders a brief description of this Supplemental Indenture in accordance with Section 9.02 of the Base Indenture. Any failure by the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of this Supplemental Indenture.

Section 5. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby.

Section 6. Governing Law. THE INTERNAL LAW OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 7. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 8. Condition to Operative Effect. Sections 2 and 3 of this Supplemental Indenture shall not become operative until the date on which the Company gives oral notice (confirmed in writing) or written notice to the Tender Agent (as defined in the Tender Offer) that the Notes tendered by the Holders on or prior to the Early Tender Deadline (as defined in the Tender Offer) pursuant to the Tender Offer have been accepted for payment.

Section 9. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 10. Effect of Headings. The Section headings herein are for convenience of reference only, are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11. The Trustee. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Company.

[Signature Page Follows]

IN WITNESS WHEREOF, this Second Supplement to the Fourth Supplemental Indenture has been executed by a duly authorized officer of the Company and the Trustee.

Dated as of May 18, 2010.

OMNICARE, INC,

By:	/s/ John L. Workman
	Name:	John L. Workman
	Title:	Executive Vice President and Chief Financial Officer

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Wm. Bryan Echols
	Name:	Wm. Bryan Echols
	Title:	Vice President

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